Exhibit 3.3

IMPAC MORTGAGE HOLDINGS, INC.

ARTICLES SUPPLEMENTARY

8.25% SERIES D CUMULATIVE REDEEMABLE PREFERRED STOCK

Impac Mortgage Holdings, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “SDAT”) that:

FIRST: Pursuant to authority expressly vested in the Board of Directors of the Corporation (the “Board of Directors”) by Article VI of the charter of the Corporation (the “Charter”) and Section 2-208 of the Maryland General Corporation Law, the Board of Directors has duly classified and designated 35,000,000 authorized but unissued shares of common stock, $0.01 par value per share, of the Corporation as shares of “8.25% Series D Cumulative Redeemable Preferred Stock,” with the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption as set forth below, which, upon any restatement of the Charter, shall become a part of Article VI of the Charter, with any appropriate renumbering or relettering of the sections or subsections thereof.

SECOND: Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Charter.

8.25% Series D Cumulative Redeemable Preferred Stock

1.	Designation and Number. A series of Preferred Stock, designated the “8.25% Series D Cumulative Redeemable Preferred Stock” (the “Series D Preferred Stock”) is hereby established. The par value of the Series D Preferred Stock shall be $0.01 per share. The initial number of authorized shares of the Series D Preferred Stock shall be 35,000,000.

2.	Rank. The Series D Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation, rank: (a) senior to all classes or series of Common Stock, $0.01 par value per share (“Common Stock”), of the Corporation, the Series A-1 Junior Participating Preferred Stock, $0.01 par value per share, the 9.375% Series B Cumulative Redeemable Preferred Stock, $0.01 par value per share (“Series B Preferred Stock”), and the 9.125% Series C Cumulative Redeemable Preferred Stock, $0.01 par value per share (“Series C Preferred Stock”), of the Corporation, and senior to and any class or series of capital stock of the Corporation expressly designated as ranking junior to the Series D Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation (collectively, “Junior Stock”); (b) on parity with any class or series of capital stock of the Corporation expressly designated as ranking on parity with the Series D Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation (collectively, “Parity Stock”); and (c) junior to any class or series of capital stock of the Corporation expressly designated as ranking senior to the Series D Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation. For purposes of the terms of the Series D Preferred Stock, the term “capital stock” does not include convertible or exchangeable debt securities of the Corporation, including convertible or exchangeable debt securities which rank senior to the Series D Preferred Stock prior to conversion or exchange. The Series D Preferred Stock will also rank junior in right of payment to the Corporation’s other existing and future indebtedness.

3.	Dividends.

(a)	Subject to the preferential rights of holders of any class or series of capital stock of the Corporation expressly designated as ranking senior to the Series D Preferred Stock as to dividend rights, the holders of shares of Series D Preferred Stock shall be entitled to receive, when, as and if authorized by the Board of Directors (the “Board of Directors”) and declared by the Corporation, out of assets legally available for the payment of dividends, cumulative cash dividends at the rate of 8.25% per annum of the $0.10 liquidation preference per share of Series D Preferred Stock (equivalent to a fixed annual amount of $0.00825 per share of Series D Preferred Stock). Dividends on the Series D Preferred Stock shall accrue and be cumulative from, but not including, the original date of issuance of any shares of Series D Preferred Stock, or, if later, the most recent Dividend Payment Date (as defined below) to which dividends have been paid in full (or declared and the corresponding Dividend Record Date (as defined below) for determining stockholders entitled to payment thereof has passed) and shall be payable annually in arrears on or about the 31st day of December of each year, beginning on December 31, 2022 (each such day being hereinafter called a “Dividend Payment Date”); provided, however, if any Dividend Payment Date is not a Business Day (as defined below), then the dividend which would otherwise have been payable on such Dividend Payment Date may be paid on the next succeeding Business Day with the same force and effect as if paid on such Dividend Payment Date, and no interest or additional dividends or other sums shall accrue on the amount so payable from such Dividend Payment Date to such next succeeding Business Day; provided, further, that no holder of any share of Series D Preferred Stock shall be entitled to receive any dividend on the Series D Preferred Stock with a Dividend Record Date before the date such share of Series D Preferred Stock is issued. The amount of any dividend payable on the Series D Preferred Stock for any partial dividend period shall be prorated and computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends shall be payable to holders of record of Series D Preferred Stock as they appear in the stock transfer records of the Corporation at the close of business on the applicable record date, which shall be such date designated by the Board of Directors for the payment of dividends that is not more than 90 nor less than 10 days prior to such Dividend Payment Date (each, a “Dividend Record Date”).

(b)	No dividends on the Series D Preferred Stock shall be authorized by the Board of Directors or declared, paid or set apart for payment by the Corporation at such time as the terms and provisions of any agreement of the Corporation, including any agreement relating to its indebtedness, prohibits such authorization, declaration, payment or setting apart for payment or provides that such authorization, declaration, payment or setting apart for payment would constitute a breach thereof, or a default thereunder, or if such authorization, declaration, payment or setting apart shall be restricted or prohibited by law.

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(c)	Notwithstanding anything to the contrary contained herein, dividends on the Series D Preferred Stock shall accrue whether or not the restrictions referred to in Section 3(b) exist, whether or not the Corporation has earnings, whether or not there are assets legally available for the payment of such dividends and whether or not such dividends are authorized or declared.

(d)	Except as provided in Section 3(e) and in Section 8 below, (i) no dividends shall be declared and paid or set apart for payment, and no other distribution of cash or other property may be made, directly or indirectly, on or with respect to, shares of Parity Stock or Junior Stock (other than a distribution paid in shares of, or options, warrants or rights to subscribe for or purchase shares of, Junior Stock) for any period, (ii) nor shall shares of Parity Stock or Junior Stock be redeemed, purchased or otherwise acquired for any consideration (other than a redemption, purchase or acquisition of Common Stock made for purposes of and in compliance with requirements of any incentive, benefit or stock purchase plan or agreement of the Corporation or any subsidiary thereof), (iii) nor shall any assets be paid or made available for a sinking fund for the redemption of any such shares by the Corporation, directly or indirectly (except with respect to (i) and (ii) of this subsection (d) by conversion into or exchange for shares of, or options, warrants or rights to purchase or subscribe for shares of, Junior Stock, or for exchanges pursuant to an exchange offer made on the same terms to all holders of Series D Preferred Stock and all holders of shares of Parity Stock), unless full cumulative dividends on the Series D Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment. The foregoing provision shall not apply if, at or prior to the time when the act with respect to which the declaration and payment or set apart of any dividends on the Series D Preferred Stock would otherwise be required shall be effected, all outstanding shares of D Preferred Stock shall have been redeemed.

(e)	When cumulative dividends that have become payable are not paid in full (or a sum sufficient for such full payment is not so set apart) on the Series D Preferred Stock and any shares of Parity Stock, all dividends declared on the Series D Preferred Stock and any other shares of Parity Stock shall be declared pro rata so that the amount of dividends declared per share of Series D Preferred Stock and per share of Parity Stock shall in all cases bear to each other the same ratio that accrued and unpaid dividends per share of Series D Preferred Stock and per share of Parity Stock (which shall not include any accrual in respect of unpaid dividends on any shares of Parity Stock for prior dividend periods if such Parity Stock does not have a cumulative dividend) bear to each other.

(f)	Holders of Series D Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or shares of capital stock of the Corporation, in excess of full cumulative dividends on the Series D Preferred Stock as described above. Any dividend payment made on the Series D Preferred Stock shall first be credited against the earliest accrued but unpaid dividends due with respect to such shares which remain payable. Accrued but unpaid dividends on the Series D Preferred Stock will accumulate as of the Dividend Payment Date on which they first become payable or on the date of redemption, as the case may be. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series D Preferred Stock which may be in arrears.

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(g)	“Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.

(h)	“Set apart for payment” shall be deemed to include (without limitation): the recording by the Corporation in its accounting ledgers of any accounting or bookkeeping entry which indicates, pursuant to an authorization by the Board of Directors of any dividend or other distribution by the Corporation, the allocation of funds to be so paid on any series or class of shares of stock of the Corporation; provided, however, that if any funds for any class or series of Junior Stock or Parity Stock are placed in a separate account of the Corporation or delivered to a disbursing, paying or other similar agent, then “set apart for payment” with respect to the Series D Preferred Stock shall mean placing such funds in a separate account or delivering such funds to a disbursing, paying or other similar agent in similar manner.

4.	Liquidation Preference.

(a)	In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, before any distribution or payment shall be made to the holders of shares of any Junior Stock, the holders of shares of Series D Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation legally available for distribution to its stockholders, after payment or provision for payment of all debts and other liabilities of the Corporation, a liquidation preference in cash, of $0.10 per share, plus an amount equal to any accrued and unpaid dividends thereon (whether or not declared) to, but not including, the date of payment (the “Liquidating Distributions”).

(b)	If, upon any such voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the available assets of the Corporation are insufficient to pay the full amount of the Liquidating Distributions on all outstanding shares of Series D Preferred Stock and the corresponding amounts payable on all outstanding shares of Parity Stock, then the holders of shares of Series D Preferred Stock and the holders of such shares of Parity Stock shall share ratably in any such distribution of assets in proportion to the full Liquidating Distributions and the corresponding amounts payable on all outstanding shares of Parity Stock to which they would otherwise be respectively entitled.

(c)	Written notice of the effective date of any such voluntary or involuntary liquidation, dissolution or winding up of the Corporation, stating the payment date or dates when the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage prepaid, not fewer than 10 nor more than 60 days prior to the payment date stated therein, to each record holder of shares of Series D Preferred Stock at the address of such holder as the same shall appear on the stock transfer records of the Corporation, substantially in accordance with the applicable procedures of The Depository Trust Company (“DTC”), including such information as shall be determined by the Corporation in accordance with the applicable procedures of DTC. Holders of shares of Series D Preferred Stock shall comply with applicable procedures of DTC in connection with surrendering their shares for payment of any Liquidating Distributions.

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(d)	After payment of the full amount of the Liquidating Distributions to which they are entitled, the holders of shares of Series D Preferred Stock will have no right or claim to any of the remaining assets of the Corporation.

(e)	For the avoidance of doubt, the consolidation, merger or conversion of the Corporation with or into another entity, the merger of another entity with or into the Corporation, a statutory share exchange by the Corporation or the sale, lease, transfer or conveyance of all or substantially all of the assets or business of the Corporation shall not be considered a liquidation, dissolution or winding up of the Corporation.

5.	Redemption.

(a)	The Corporation shall have the right and obligation to redeem all outstanding shares of Series D Preferred Stock, in whole, but not in part, for cash, at a redemption price of $0.10 per share, plus any accrued and unpaid dividends (whether or not declared) on such shares of Series D Preferred Stock to, but not including, the redemption date (other than any dividend with a Dividend Record Date before the applicable redemption date and a Dividend Payment Date after the applicable redemption date, which shall be paid on the Dividend Payment Date notwithstanding prior redemption of such shares), on:

(i)	the 60th day, or such earlier date as may be fixed by the Corporation, after the date of any public announcement by the Corporation of annual or quarterly financial statements that indicate that payment of the redemption price would not cause the Corporation to violate the restrictions on payment of distributions to stockholders under Section 2-311 of the Maryland General Corporation Law (the “MGCL”) unless, prior to such redemption date, the Board of Directors determines in good faith that the payment by the Corporation of the redemption price for the Series D Preferred Stock and for any Parity Stock upon which like redemption rights have been conferred and which have become redeemable as of the applicable redemption date would cause (collectively, the “Redemption Restrictions”) (A) the Corporation to violate the restrictions on payment of distributions to stockholders under Section 2-311 of the MGCL or any successor statute, (B) any material breach of or default under the terms and conditions of any obligation of the Corporation, including any agreement relating to its indebtedness, or (C) the Corporation to violate any restriction or prohibition of any law rule or regulation applicable to the Corporation or of any order, judgment or decree of any court or administrative agency; or

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(ii)	any date fixed by the Corporation not more than 60 days after any determination by the Board of Directors in good faith that the payment by the Corporation of the redemption price for the Series D Preferred Stock and any Parity Stock upon which like redemption rights have been conferred as of such redemption date would not cause the Corporation to violate the Redemption Restrictions.

For the avoidance of doubt, if the Board of Directors makes a determination pursuant to clause (i) of this Section 5(a) that redemption of the Series D Preferred Stock would violate the Redemption Restrictions, the requirement to redeem the Series D Preferred Stock as described in clause (i) of this Section 5(a) shall recur upon each and any subsequent public announcement by the Corporation of annual or quarterly financial statements that indicate that payment of the redemption price would not cause the Corporation to violate the restrictions on payment of distributions to stockholders under Maryland law, subject, in each instance, to a determination in good faith by the Board of Directors that payment of the redemption price would cause the Corporation to violate the Redemption Restrictions.

(b)	The Board of Directors, or a duly-authorized committee thereof, shall, within 30 days after the public announcement of each annual or quarterly financial statements of the Corporation, and within 10 days after the issuance by the Corporation of any capital stock in exchange for cash or other consideration (other than in connection with any stock dividend or stock split or pursuant to any equity incentive plan maintained by the Corporation), evaluate, in good faith, whether the redemption of the Series D Preferred Stock and any Parity Stock upon which like redemption rights have been conferred would be permitted in light of the Redemption Restrictions.

(c)	Unless full cumulative dividends on all outstanding shares of Series D Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment, the Corporation shall not purchase or otherwise acquire directly or indirectly for any consideration, nor shall any monies be paid to or be made available for a sinking fund for the redemption of, any shares of Series D Preferred Stock (except by conversion into or exchange for shares of, or options, warrants or rights to purchase or subscribe for shares of, Junior Stock); provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Series D Preferred Stock pursuant to a purchase or exchange offer made on the same terms to all holders of Series D Preferred Stock.

(d)	If a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, each holder of record of Series D Preferred Stock at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date. Except as provided herein and in Section 5(a), the Corporation will make no payment or allowance for unpaid dividends, whether or not in arrears, on shares of Series D Preferred Stock for which a notice of redemption has been given.

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(e)	The following procedures apply to the redemption of the Series D Preferred Stock:

(i)	Notice of redemption will be mailed by the Corporation, postage prepaid, not fewer than 10 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series D Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Corporation, substantially in accordance with the applicable procedures of DTC, including such information as shall be determined by the Corporation in accordance with the applicable procedures of DTC. A failure to give such notice or any defect thereto or in the mailing thereof shall not affect the validity of the proceedings for the redemption of any shares of Series D Preferred Stock except as to the holder to whom notice was defective or not given. Any notice of any redemption may, at the Corporation’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of a securities offering or other corporate transaction.

(ii)	If notice of redemption pursuant of any shares of Series D Preferred Stock has been given and if the assets necessary for such redemption have been paid to, or set apart for payment by the Corporation for the benefit of, the holders of any shares of Series D Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Series D Preferred Stock, such shares of Series D Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares of Series D Preferred Stock will terminate, except the right to receive the redemption price and any accrued and unpaid dividends to, but not including, the redemption date; provided, however, if the redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, each holder of shares of Series D Preferred Stock so called for redemption at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date.

(iii)	Holders of shares of Series D Preferred Stock to be redeemed shall comply with applicable procedures of DTC in connection with surrendering their shares for payment of the redemption price.

(iv)	The Corporation may delay the closing of the redemption of the Series D Preferred Stock if the Corporation would be prohibited from paying the redemption price therefor under Section 2-311 of the MGCL or any successor statute, until such time determined in good faith by the Board of Directors that the Corporation would be permitted to pay such redemption price.

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(f)	Subject to applicable law and the limitation on purchases when dividends on the Series D Preferred Stock are in arrears set forth in Section 5(c) above, the Corporation may, at any time and from time to time, purchase any shares of Series D Preferred Stock in the open market, by tender or by private agreement.

(g)	Any shares of Series D Preferred Stock that shall at any time have been redeemed or otherwise acquired shall, after such redemption or acquisition, have the status of authorized but unissued shares of Common Stock, without designation as to class or series until such shares are once more classified and designated as part of a particular class or series by the Board of Directors.

6.	Voting Rights.

(a)	Holders of Series D Preferred Stock will not have any voting rights, except as set forth below.

(b)	So long as any shares of Series D Preferred Stock remain outstanding, the Corporation shall not:

(i)	authorize or create, or increase the authorized or issued amount of, any class or series of shares of capital stock of the Corporation expressly designated as ranking senior to or on parity with the Series D Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation, or reclassify any authorized shares of capital stock of the Corporation into any such senior or parity shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such senior or parity equity securities, without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series D Preferred Stock and of all other classes and series of Parity Stock upon which like voting rights have been conferred and are exercisable (voting together as a single class); or

(ii)	amend, alter or repeal the provisions of the Charter (including these Articles Supplementary), whether by merger, consolidation, conversion or otherwise, so as to materially and adversely affect any right, preference, privilege or voting powers of the Series D Preferred Stock, without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series D Preferred Stock and of all other classes and series of Parity Stock upon which like voting rights have been conferred and are exercisable (voting together as a single class); provided, however, that, with respect to the occurrence of any merger, consolidation, conversion or a sale or lease of all or substantially all of the Corporation’s assets (in any case, an “Event”), so long as shares of Series D Preferred Stock remain outstanding with the terms thereof materially unchanged or the holders of shares of Series D Preferred Stock receive shares of, or options, warrants or rights to purchase or subscribe for shares of, capital stock or other securities with rights, preferences, privileges and voting powers substantially similar, taken as a whole, to the rights, preferences, privileges and voting powers of the Series D Preferred Stock, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers of the Series D Preferred Stock; and provided, further, that any increase in the amount of, or the creation or issuance, or increase in the amounts authorized, of any classes or series of Junior Stock shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers or the holders thereof.

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(c)	The foregoing voting provisions shall not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series D Preferred Stock shall have been redeemed.

7.	Conversion. Shares of Series D Preferred Stock are not convertible into or exchangeable for any other property or securities of the Corporation.

8.	Series B and Series C Exchange Offer and Special Redemption.

(a)	The Corporation shall have the right and obligation to redeem outstanding shares of Series C Preferred Stock, and the right and obligation to redeem outstanding shares of Series B Preferred Stock, pursuant to the Exchange Offer, subject to the terms and conditions of the Exchange Offer as described in the Exchange Offer Registration Statement (the “Exchange Offer Redemptions”), and the Corporation shall have the right and obligation to redeem all outstanding shares of Series B Preferred Stock and Series C Preferred Stock pursuant to the Series B and Series C Special Redemption (as defined below) on the terms and subject to the conditions set forth in the Charter, as amended and in effect from time to time. The Corporation’s power to effect the Exchange Offer Redemptions and the Series B and Series C Special Redemption shall be without regard to or compliance with any other provision set forth in these Articles Supplementary, including, without limitation, Section 3(d) hereof. In furtherance of, and without limitation to, the foregoing sentence, in connection with the Exchange Offer Redemptions or the Series B and Series C Special Redemption, the Corporation shall have no obligation to pay or make allowance for, and will make no payment or allowance for, accrued and unpaid dividends on any share of Series D Preferred Stock outstanding (whether or not any such dividends have accumulated).

(b)	“Exchange Offer” means the Exchange Offer as defined in the Exchange Offer Registration Statement.

(c)	“Exchange Offer Registration Statement” means the Registration Statement on Form S-4, Commission File No. 333-266167, filed by the Corporation with the United States Securities and Exchange Commission under the Securities Act of 1933, as amended, and all amendments thereto, and the related form of prospectus included therein.

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(d)	“Series B and Series C Special Redemption” means the Corporation’s right and obligation to redeem outstanding shares of Series B Preferred Stock and Series C Preferred Stock pursuant to the “Series B Special Redemption” and “Series C Special Redemption” set forth in Articles of Amendment filed with, and accepted for record by, the State Department of Assessments and Taxation of Maryland (the “SDAT”) on or around the date the Articles Supplementary setting forth the terms of the Series D Preferred Stock are filed with, and accepted for record by, the SDAT, and described in the Exchange Offer Registration Statement.

THIRD: The Series D Preferred Stock has been classified and designated by the Board of Directors, or a duly authorized committee thereof, under the authority contained in the Charter.

FOURTH: These Articles Supplementary have been approved by the Board of Directors, or a duly authorized committee thereof, in the manner and by the vote required by law.

FIFTH: These Articles Supplementary shall be effective at the time the SDAT accepts these Articles Supplementary for record.

SIXTH: The undersigned acknowledges these Articles Supplementary to be the act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, IMPAC MORTGAGE HOLDINGS, INC. has caused these Articles Supplementary to be signed in its name and on its behalf by its Senior Vice President and attested to by its Secretary on October 21st, 2022.

ATTEST:	Impac Mortgage Holdings, Inc.:

/s/ Justin Moisio	By:	/s/ Joe Joffrion
Name: Justin Moisio	Name: Joe Joffrion
Title: Secretary	Title: Senior Vice President

[Signature Page to Articles Supplementary]